February 7, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Fraternity Community Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-170215

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Fraternity Community Bancorp, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective at 11:00 a.m. on February 10, 2011 or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Joel E. Rappoport of Kilpatrick Townsend & Stockton LLP at 202.508.5820.

Very truly yours,

/s/ Thomas K. Sterner
Thomas K. Sterner Chairman of the Board, Chief Executive Officer and Chief Financial Officer

cc:	Michael Clampitt, Securities and Exchange Commission